UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-13292

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

McGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McGRATH RENTCORP

5700 Las Positas Road

Livermore, California 94551-7800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

McGrath RentCorp Employee Stock Ownership and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “Plan”), as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Item 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2012 and Schedule H, Item 4(j) – Schedule of Reportable Transactions for the year ended December 31, 2012 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Los Angeles, California

June 27, 2013

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statement of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value:
Mutual Funds	$18,518,229	$—
McGrath RentCorp Unitized Stock Fund	10,566,890	—
Collective Investment Trust	1,218,201	—
Brokerage Accounts	1,119,322	—
McGrath RentCorp Common Stock	—	13,009,031
Money Market Mutual Fund	—	402,428

Total Investments, at fair value	31,422,642	13,411,459

Receivables:
Employer Contributions	1,072,100	35,303
Notes Receivable from Participants	812,228	—
Dividends and Other	83,616	103,932

Total Receivables	1,967,944	139,235

Total Assets	33,390,586	13,550,694

Liabilities
Accrued Expenses	24,889	—

Total Liabilities	24,889	—

Net Assets Available for Benefits at Fair Value	33,365,697	13,550,694
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(67,870)	—

Net Assets Available for Benefits	$33,297,827	$13,550,694

The accompanying notes are an integral part of these financial statements.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions to Net Assets
Contributions: Participant Deferral Contributions	$886,965
Participant Rollover Contributions	476,921
Employer Contributions	449,002

Total Contributions	1,812,888

Investment Income:
Dividends	780,556
Net Appreciation in Fair Value of Investments	545,662

Total Investment Income	1,326,218

Interest Income on Participant Loans	14,096

Transfers to the Plan	18,861,975

Total additions to net assets	22,015,177

Deductions from Net Assets
Benefits Paid to Participants	2,213,102
Administrative Fees	54,942

Total deductions from net assets	2,268,044

Net increase in Net Assets Available for Benefits	19,747,133
Net Assets Available for Benefits, at beginning of year	13,550,694

Net Assets Available for Benefits, at end of year	$33,297,827

The accompanying notes are an integral part of these financial statements.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “KSOP” or “Plan”) provides only general information. Participants should refer to the KSOP agreement for a more complete description of the KSOP’s provisions.

General

The KSOP is intended to qualify as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code (the “Code”), a stock bonus plan under Section 401(a) of the Code and a cash or deferred plan under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prior to August 1, 2012, McGrath RentCorp (the “Company”) maintained two separate qualified plans, one of which was known as the McGrath RentCorp Employee Stock Ownership Plan (“ESOP”) and the other of which was known as the McGrath RentCorp 401(k) Plan (“McGrath 401(k)”). Effective August 1, 2012, the Company merged the McGrath 401(k) Plan and the 401(k) plan covering the employees of Enviroplex, Inc. (a wholly owned subsidiary of the Company) “Enviroplex 401(k)”, into the ESOP, and renamed and restated the resulting plan, which is now the KSOP. The assets of these two 401(k) plans were transferred to the KSOP. These financial statements, therefore, reflect the performance of the ESOP until August 1, 2012 and the performance of the KSOP, inclusive of transferred funds, thereafter.

At the time of the merger, the total assets transferred to the KSOP were comprised of the following:

From McGrath 401(k):
Cash	$16,406,013
Participant loans	715,932
Employer contribution receivable	626,455

17,748,400

From Enviroplex 401(k):
Cash	1,064,777
Participant loans	48,798

1,113,575

Total transfers to the KSOP	$18,861,975

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

The Company created a trust to hold plan assets, effective August 1, 2012, and appointed Charles Schwab Bank as the Trustee of that trust. Schwab Retirement Plan Services serves as the record keeper to maintain the individual accounts of each of the Plan’s participants. The Company may amend or terminate the KSOP at any time.

The Plan documents provide for the ability to borrow, with a portion of the Company shares held by the Plan used as collateral. The Company’s Board of Directors currently has no plans to undertake such a transaction.

Significant provisions and amendments to the Plan are summarized in these Notes to Financial Statements.

Administration of the Plan

The KSOP’s assets are held by the Trustee of the KSOP. Company contributions are held by the Trustee, which invests cash received, interest and dividend income per the instruction from participants and makes distributions to participants. The Company is designated as the Plan Administrator within the meaning of ERISA.

Eligibility

Effective with the merger of the plans, all employees of the Company and any affiliate which had adopted the KSOP who were 21 years or older and had at least three months of eligibility service for elective deferral contribution and one year of eligibility service for non-elective and Safe Harbor matching contribution, were eligible to participate in the KSOP except:

•

those included in a unit of employees covered by a collective bargaining agreement, if retirement benefits were subject of good faith bargaining agreement, and if the collective bargaining agreement does not provide for participation in the Plan,

•	any leased employee and

•	any employee who is a non-resident alien who receives no earned income which constitutes income from services provided in the United States.

Participants are eligible for non-elective safe harbor contributions on January 1st and July 1st of each year, after one year of service and 1,000 hours worked.

Prior to the merger of the plans, employees of the Company were generally eligible to participate in the Plan on January 1st and July 1st immediately following the completion of a minimum of 1,000 hours and twelve months of service, providing that had attained age twenty-one.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

Contributions

Eligible employees may elect to defer a percentage of his or her compensation, not to exceed the statutory limit. Employees who have completed one year of service to the Company by July 1st of any year are also entitled to a Safe Harbor matching contribution, as defined in the Code, from the Company equal to 100% of the employee’s deferral into the KSOP, up to a maximum of 4% of the employee’s eligible compensation. The Company may also make additional discretionary contributions, which, if made, are allocated based on the units held by each eligible participant. For this purpose, a participant is considered to have one unit for each $1,000 of compensation during the plan year plus two units for each year of service. Highly compensated employees do not receive unit credit for any years of service. Trust income or loss is allocated based on the respective account balances of participants.

Participant Accounts

The KSOP is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with an allocation of the Company’s contribution, earnings or losses related to the net assets in their accounts, and an allocation of forfeitures of terminated participants’ unvested accounts.

Vesting

A participant receives one year of credited service for vesting purposes at the end of each Plan year in which he or she completes 1,000 hours of service, starting with their first hour of employment, and regardless of whether or not he or she completes twelve months of service during the first year. A participant’s account balance is 100 percent vested upon death, disability, or normal retirement (age 65). A participant is always fully (100 percent) vested in his or her salary reduction contributions, employer Safe Harbor matching contributions, and rollover contributions, plus actual earnings thereon. In the event the Company elects to make a discretionary non-elective contribution, the participant vests in his or her contributions over a six year graded vesting schedule as follows:

Years of Credited Service	Vesting Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 or more years	100%

The vesting schedule will be accelerated and the Company’s contributions and KSOP allocations will be modified if the KSOP becomes a “top heavy plan” under the Code.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

Forfeitures

Any forfeited KSOP benefits are allocated in the same manner as the Company’s contributions (toward matching contributions to the extent of the matching formula, and as discretionary contributions in excess of the matching formula) among the accounts of participants who remain employed throughout the year and have worked a minimum number of hours or whose employment has terminated due to death, disability or normal retirement during that year.

Forfeitures of common stock and cash with a value of $44,395 were reallocated to participants in the year ended December 31, 2012.

Notes Receivable from Participants

Effective with the merger of the plans, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their account balance. Loan terms generally range from one to five years, but can be up to 15 years for the purchase of a principal residence. A participant may not have more than three loans outstanding at any time. The loans are secured by the balance in the participant’s account. A participant’s account is charged monthly interest on the outstanding loan balance. Principal and interest is paid ratably through payroll deductions. Participant loans are reflected in the accompanying statement of net assets available for benefits.

Payment of Benefits

In the event of a termination of service due to death, disability or retirement, benefits become payable. Benefits are normally paid in the form of a periodic distribution or, if the participant so elects, in a lump sum. For account balances below $5,000, a lump sum may be paid out without regard to the participant’s election. Distributions are made in cash or, if the participant elects, in the form of Company common stock.

The Company has determined that cash dividends paid by the Company on shares of the Company’s Common Stock held by the KSOPs McGrath RentCorp Unitized Stock Fund (the “Unitized Stock Fund”) are to be paid out to the participants. The Company has the right to revoke this decision at any time. Benefits paid to participants during 2012 were $2,213,102 and included $616,349 of cash dividends paid by the Company on such common stock.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account through his or her holdings in the McGrath RentCorp Unitized Stock Fund and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote any unallocated shares held by the KSOP and any allocated shares for which instructions have not been given by a participant in the same proportion as the shares for which voting instructions have been received, subject to the power, responsibility and obligation of the Administrator to direct the Trustee to act with respect to the voting of such shares in a different manner, if the Administrator determines that such action is consistent with and/or required by its fiduciary obligations under ERISA.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

Plan Termination

Although the KSOP is intended to be permanent in nature, the Company may terminate the KSOP at its discretion, subject to the provisions of ERISA. If the KSOP is terminated, participants will become fully vested in their accounts.

Diversification

Each participant is permitted to elect to direct any contributions made to their account to be invested in investment options available under the Plan.

Put Option

For so long as the Company’s shares are readily tradable on an established market, the Company shall not be required to provide the Participant or Beneficiary with an option to put the shares to the Company, in accordance with Section 409(h) of the Code.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the KSOP are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment and administrative costs charged by the Trustee totaling $54,942 in 2012 were paid from participant’s accounts. In 2011 these costs were paid by the Company. The Company pays all of the Plan’s remaining administrative costs.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

NOTE 3 – INVESTMENTS

The fair value of individual investments that represents 5% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2012	2011
McGrath RentCorp Unitized Stock Fund	$10,566,890	$—
T Rowe Price Retirement 2025	2,638,059	—
T Rowe Price Retirement 2030	2,396,802	—
McGrath RentCorp Common Stock	—	13,009,031

During 2012, the Plan’s investments, including gains and losses on investments sold, changed in value as follows:

Year Ended December 31, 2012
McGrath RentCorp Common Stock	$(1,025,942)
Mutual Funds	722,071
McGrath RentCorp Unitized Stock Fund	839,567
Collective Investment Trust	9,966

Net Appreciation in Fair Value of Investments	$545,662

As of December 31, 2011, the investments in McGrath RentCorp Common Stock of $13,009,031 and Money Market Mutual Fund of $402,428 were both non-participant directed accounts. Effective with the merger of plans, these investments were converted into the McGrath RentCorp Unitized Stock Fund and all the investments became participant directed accounts. During the period prior to the merger of the plans in 2012, the change in net assets was mainly comprised of depreciation in fair value of investment of $1,025,942, divided income of $204,893 and benefit payment of $702,075.

NOTE 4 – FAIR VALUE MEASUREMENT

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value and establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the KSOP has the ability to access.

Level 2	Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2012 and 2011.

McGrath RentCorp Unitized Stock Fund

This fund consists of the Company’s common stock and short-term cash which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the Net Asset Value (“NAV”) per share. A market-based NAV per share is calculated on a periodic basis. The Fund does not guarantee that its NAV will always remain at $1.00 per share. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are actively traded.

Collective Investment Trust

The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554 (the “Contract”) is a common collective trust (“CCT”). The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. The contracts are valued at contract value, which represents invested principal plus

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

accrued interest thereon. In determining contract value, the fund manager considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. In accordance with accounting principles generally accepted in the United States of America, the statement of net assets available for benefits present the Contract, which invests primarily in benefit-responsive investment contracts, at fair value as well as an additional line showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Contract value represents contributions made under the fund, plus earnings, less participant withdrawals. The fair value of the investments in the common/collective trust is determined by the fund’s trustee based on the fair value of the underlying securities within the fund, which represent the NAV of shares held by the Plan at year end.

Brokerage Account

A brokerage account allows an investor to buy or sell investments such as stocks, bonds, and mutual funds. The fair value of the brokerage account is the aggregation of the fair value of the underlying assets, all of which are actively traded.

McGrath RentCorp Common Stock

McGrath RentCorp Common Stock is actively traded on NASDAQ which constitutes an active market.

Money Market Mutual Fund

Money Market Mutual Fund (“Fund”) attempts to stabilize (NAV of its shares at $1.00) by valuing the portfolio securities using the amortized cost method. The Fund calculates a market-based NAV per share on a periodic basis. The Fund does not guarantee that its NAV will always remain at $1.00 per share. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

Assets at Fair Value as of December 31, 2012:

		Fair Value Measurements Using:
	Fair Value 12/31/12	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Eagle Small Cap Growth	$84,635	$84,635
Europacific Growth	1,085,888	1,085,888
Harbor Capital Appreciation	743,780	743,780
Harbor International Fund	656,592	656,592
JP Morgan Midcap Value Institutional	381,857	381,857
MFS Value	472,028	472,028
Pimco Total Return Fund	1,400,485	1,400,485
Prudential Jennison MCP Growth	675,341	675,341
T Rowe Price Target-date Retirement Funds	11,068,108	11,068,108
Vanguard Funds(1)	1,848,549	1,848,549
Victory Small Co Opportunity	100,966	100,966
McGrath RentCorp Unitized Stock Fund: McGrath RentCorp Common Stock	10,283,571	10,283,571
Money Market Fund	283,319		$283,319
Collective Investment Trust:
MetLife Group Annuity Contract	1,218,201		1,218,201
Brokerage Accounts:
Schwab Money Market Fund	883,689	883,689
Common Stock	124,628	124,628
Mutual Funds	60,300	60,300
Unit Investment Trusts	50,705	50,705

Totals	$31,422,642	$29,921,122	$1,501,520	$—

(1)	Vanguard funds include 500 index, mid cap, small cap, total bond market and total international stock funds.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

Assets at Fair Value as of December 31, 2011:

		Fair Value Measurements Using:
	Fair Value 12/31/11	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

McGrath RentCorp Common Stock	$13,009,031	$13,009,031
Money Market Mutual Fund	402,428		402,428

Totals	$13,411,459	$13,009,031	$402,428	$—

The following table presents the Plan’s investments with a reported NAV at December 31, 2012:

	Fair Value	Unfunded Commitment	Redemption Frequency (if currently eligible)	Redemption Notice Period

Collective Investment Trust	$1,218,201	$—	Daily	60 Day

The collective investment trust, through its investment in the group annuity contract, simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and portfolio of financial instruments that are owned by the issuer, MetLife. The investment in the Collective Investment Trust at contract value amounted to $1,150,331 at December 31, 2012.

Unrealized gains/(losses) from the collective investment trust are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

NOTE 5 – COLLECTIVE INVESTMENT TRUST

The Plan includes an investment option to participants in a CCT. The CCT invests in a group annuity contract (“GAC”) which includes underlying assets that are held in a trust owned by MetLife. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The investment is stated at fair value as reported by MetLife and adjusted to contract value on the statement of assets available for benefits. The GAC’s fair value equals the fluctuating value of the separate account of the assets backing the contract. The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the GAC’s guaranteed value to the GAC’s fair value.

The crediting interest rate was 2.52% at December 31, 2012. The average yield was 3.75% for the years ended December 31, 2012. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. MetLife will guarantee principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

NOTE 6 – TAX STATUS

The defined contribution plan and trust received a favorable determination letter from the Internal Revenue Service on August 3, 2012 stating that the Plan and related trust are designed in accordance with applicable sections of the Code. The determination letter was issued with the condition that the Plan adopts proposed amendments on or before November 2, 2012, as prescribed by the regulations under Code 401(b). The Plan adopted the amendments as proposed.

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, the Plan is qualified and the related trust is tax-exempt.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and state taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan tax returns generally remain open for IRS audit for a period of three years from filing date.

NOTE 7 – PARTY-IN-INTEREST TRANSACTION

The McGrath RentCorp Unitized Stock Fund includes shares of common stock issued by the Company. During the year ended December 31, 2012, the Plan made purchases of $206,535 and sales of $2,499,055 of McGrath RentCorp common stock on behalf of KSOP participants.

The KSOP also has notes receivable from participants, which qualify as party in interest transactions.

Officers or employees of the Company perform certain administrative functions for the KSOP. No officer or employee receives compensation from the Plan.

NOTE 8 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of:

	As of December 31,
	2012	2011
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$33,297,827	$—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	67,870	—

Net assets available for benefits per Form 5500	$33,365,697	$—

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements – (Continued)

December 31, 2012 and 2011

The following is a reconciliation of the Plan’s net investment income reported per the financial statements to the investment income per Form 5500 for the year ended December 31, 2012:

Statement of changes in net assets available for benefits:
Net increase in net assets per the financial statements	$19,747,133
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	67,870

Net income per Form 5500	$19,815,003

NOTE 9 – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 27, 2013, the date the financial statements were issued, and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

SUPPLEMENTAL SCHEDULES

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

EIN 94-2579843

Plan Number 001

Schedule H, Item 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	McGrath RentCorp	Common 354,467 shares	10,283,571
	State Street Global Advisers	Money Market Fund	283,319
	Eagle Asset Management	Eagle Small Cap Growth	84,635
	Europacific Growth Fund	International Growth – Class R6 Shares	1,085,888
	Harbor Funds	Harbor Capital Appreciation	743,780
	Harbor Funds	Harbor International Fund	656,592
	JP Morgan Fleming Mutual Fund Group	JP Morgan Midcap Value Institutional	381,857
	MFS Series Trust Fund	MFS Value Fund – Class R4 Shares	472,028
	PIMCO Investment	PIMCO Total Return Fund	1,400,485
	Prudential	Prudential Jennison MCP Growth	675,341
	T Rowe Price	T Rowe Price Retirement Fund 2005	36,917
	T Rowe Price	T Rowe Price Retirement Fund 2010	339,225
	T Rowe Price	T Rowe Price Retirement Fund 2015	776,528
	T Rowe Price	T Rowe Price Retirement Fund 2020	1,289,011
	T Rowe Price	T Rowe Price Retirement Fund 2025	2,638,059
	T Rowe Price	T Rowe Price Retirement Fund 2030	2,396,802
	T Rowe Price	T Rowe Price Retirement Fund 2035	1,653,518
	T Rowe Price	T Rowe Price Retirement Fund 2040	1,430,806
	T Rowe Price	T Rowe Price Retirement Fund 2045	383,828
	T Rowe Price	T Rowe Price Retirement Fund 2050	87,171
	T Rowe Price	T Rowe Price Retirement Fund 2055	24,550
	T Rowe Price	T Rowe Price Retirement Income	11,694
	Vanguard	Vanguard 500 Index Signal	1,230,822
	Vanguard	Vanguard Mid Cap Index Signal	12,884
	Vanguard	Vanguard Small Cap Index Signal	231,707
	Vanguard	Vanguard Total BD Market Index Signal	300,384
	Vanguard	Vanguard Total Int’l Stock Index Signal	72,753
	Victory Capital Management	Victory Small Co Opportunity	100,966
	Metlife	Metlife Group Annuity Contract	1,218,201
	Brokerage Account	Schwab Money Market Fund	883,689
	Brokerage Account	Common Stock	124,628
	Brokerage Account	Mutual Funds	60,300
	Brokerage Account	Unit Investment Trusts	50,703
*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 10.25% per annum with terms of up to 15 years.	812,228

		Total	$32,234,870

*	A party-in-interest as defined by ERISA

Column (d), Cost, has been omitted as all investments are participant directed.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

EIN 94-2579843

Plan Number 001

Schedule H, Item 4(j) – Schedule of Reportable Transactions

For the Year Ended December 31, 2012

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase Price	Selling Price	Lease rental	Expense incurred with transaction	Cost of Asset	Current Value of asset on transaction date	Net gain or (loss)
Federated	Prime Obligation Fund	$713,782		n/a	$—	$713,782	$713,782	$—
Federated	Prime Obligation Fund		$1,116,210	n/a	$—	$1,116,210	$1,116,210	$—

Exhibit Number	Exhibit Title

11	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2013	MCGRATH RENTCORP EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

	By:	/s/ Kay Dashner
Kay Dashner Vice President, Human Resources and Plan Administrator